SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 14, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP” or “Company”), pursuant to Rule No. 358, dated January 3, 2002 , as amended, of the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market in general that SABESP’s Board of Directors meeting held on November 13, 2012 approved the 17th issuance of unsecured, non-convertible debentures, in the amount of up to one billion reais (R$1,000,000,000.00), in up to three series, for public offering (“17th Issuance” and “Offering”, respectively). The final amount of the issuance and the amount to be allocated for each of the series will be defined according to the bookbuilding process (“Bookbuilding Process”) that will be carried out and pursuant to the communicating vessels system.

The structuring process of the 17th Issuance is being conducted by a syndicate of financial institutions led by BB - Banco de Investimento S.A. and with Banco Bradesco BBI S.A. acting as joint bookrunner. The Offering will be filed at CVM pursuant to Rule No. 400, dated December 29, 2003, as amended, of CVM (“Rule No. 400”).

The Company will opportunely publish a notice to the market, in accordance with Article 53 of Rule No. 400, providing information on: (i) the other characteristics of the Offering; (ii) the places where the Offering prospectus can be obtained; (iii) the estimated dates and places in which the Offering will be disclosed; and (iv) the conditions, procedures and date applicable to the Bookbuilding Process. The Offering will be initiated after obtainment of the relevant registry with the CVM, the relevant announcement of commencement is published and the definitive Prospectus is made available to investors, as set forth in Rule No. 400.

The proceeds obtained from the 17th Issuance will be used to pay the Company’s financial obligations in 2013, including the early redemption of debentures issued by the Company, and/or to pay other debt(s) of the Company.

São Paulo, November 14, 2012

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 14, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.